                                  FORM 11-K



                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


       [ X ] Annual Report Pursuant to Section 15(d) of the Securities
                     Exchange Act of 1934 (Fee Required)

                 For the Fiscal Year ended December 31, 1996

          [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

               For the Transition Period from       to

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                          (Full Title of the Plan)


                            WYMAN-GORDON COMPANY
                            244 WORCESTER STREET
                                P.O. BOX 8001
                   NORTH GRAFTON, MASSACHUSETTS 01536-8001
                   (Name of Issuer of the Securities Held
                    Pursuant to the Plan and the Address
                     of its Principal Executive Offices)























                                   1 of 3

                                 SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of Wyman-Gordon Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   WYMAN-GORDON COMPANY
                                   SAVINGS/INVESTMENT PLAN




Date:   6/27/97                    By: /S/ANDREW C. GENOR
                                     Andrew C. Genor
                                    Vice President -
                                    Chief Financial Officer
                                    and Treasurer






































                            WYMAN-GORDON COMPANY
                           SAVINGS/INVESTMENT PLAN

                          FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES



               For the Years Ended December 31, 1996 and 1995

                                    with

                       Report of Independent Auditors



































                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                      INDEX TO FINANCIAL STATEMENTS AND
                           SUPPLEMENTAL SCHEDULES





                                                      PAGES
Report of Independent Auditors                         R-2

Consent of Independent Auditors                        R-3

Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1996 and 1995          R-4/R-4A

  Statements of Changes in Net Assets Available
    for Plan Benefits for the years ended
    December 31, 1996 and 1995                         R-5A1/R-5B1

  Notes to Financial Statements                        R-6

Additional Information for Item 30(a) -
  Supplemental Schedule of Assets Held for
  Investment Purposes as at December 31, 1996          R-19

Additional Information for Item 30(d) -
  Supplemental Schedule of Reportable Transactions
  for the Year Ended December 31, 1996                 R-20A/R-20B























              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To The Trustees of Wyman-Gordon Company
Savings/Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the Wyman-Gordon Company Savings/ Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Wyman-Gordon Company Savings/Investment Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not part of the basic financial statements. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /S/ERNST & YOUNG LLP
                                   Ernst & Young LLP
Boston, Massachusetts
June 27, 1997



                       CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company Savings/Investment Plan of our report dated June 27, 1997, with respect to the financial statements and schedules of the Wyman-Gordon Company Savings/Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.




                                   /S/ERNST & YOUNG LLP
                                   Ernst & Young LLP

Boston, Massachusetts
June 27, 1997







































                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      AS OF DECEMBER 31, 1996 and 1995



                                    1996             1995
                                    FAIR             FAIR
                                    VALUE            VALUE
ASSETS
Investments, at fair value:

Collective Investment Funds:
  AIM Constellation              $ 2,098,316      $   451,793
  MasterWorks-Income
    Accumulation                  20,201,527       18,688,703
  N&B Guardian Trust                 848,304          418,103
  MasterWorks-LifePath 2000          783,667          850,254
  MasterWorks-LifePath 2010        1,264,152          799,301
  MasterWorks-LifePath 2020        1,028,771          572,496
  MasterWorks-LifePath 2030          243,803          144,214
  MasterWorks-LifePath 2040          184,810           85,273
  Templeton Foreign(I)               613,439          174,883
  MasterWorks-Asset Allocation     9,544,075        9,708,700
  MasterWorks-Bond Index           5,082,911        6,091,149
  MasterWorks-Growth Stock        10,495,756        8,677,639
  MasterWorks-S&P 500 Stock       16,013,721       11,523,168
                                  68,403,252       58,185,676
Cooper Common Stock                1,043,192        1,160,824
Cooper Debenture                   1,080,174                -
Cooper Preferred Stock                     -        1,645,385
Cooper Cameron Stock                 102,434           54,983
Wyman-Gordon Stock                18,289,991        9,359,603
Participant Loans                  2,365,587        1,717,611
     Total assets                $91,284,630      $72,124,082















     The accompanying notes are an integral part of these financial statements.



                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       AS OF DECEMBER 31, 1996 and 1995



                                 1996            1995
                                 FAIR            FAIR
                                 VALUE           VALUE
LIABILITIES

Participants'
  withdrawals and
  benefits payable                      -               -

     Net assets
     available for
     plan benefits            $91,284,630     $72,124,082































        The accompanying notes are an integral part of these financial statements.



                                     R-4A

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
             FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996

                                   FUND INFORMATION
                              MASTERWORKS               MASTER-
                     AIM        INCOME        N&B       WORKS
                   CONSTEL-     ACCUMU-    GUARDIAN    LIFEPATH
                   LATION       LATION       TRUST       2000
ADDITIONS
Contributions:
  Employee       $  353,497   $ 1,422,667  $196,811    $  88,491
  Employer                -             -         -            -
                    353,497     1,422,667   196,811       88,491

Interest             69,003     1,046,728    19,269       31,873

Net appreciation
  in fair market
  value of
  investments       117,803             -    90,679       18,581

Total additions     540,303     2,469,395   306,759      138,945

DEDUCTIONS
Participants'
  withdrawals        (3,437)   (1,789,302)      830      (18,660)

Plan administrative
  expenses           (1,211)      (14,638)     (594)        (215)

Net transfers
  in (out)        1,110,868       847,369   123,206     (186,657)

Total (deductions)
  additions       1,106,220      (956,571)  123,442     (205,532)

Increase (decrease)
  in net assets
  available for
  plan benefits   1,646,523     1,512,824   430,201      (66,587)

Net assets
  available for
  plan benefits:

  Beginning of
    year            451,793    18,688,703    418,103     850,254

  End of year    $2,098,316   $20,201,527  $ 848,304   $ 783,667

        The accompanying notes are an integral part of these financial statements.

                                     R-5A1

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 (Continued)

                              FUND INFORMATION
                 MASTER-      MASTER-      MASTER-     MASTER-
                  WORKS        WORKS        WORKS       WORKS
                 LIFEPATH     LIFEPATH     LIFEPATH    LIFEPATH
                   2010         2020         2030        2040
ADDITIONS
Contributions:
  Employee       $  173,983   $  111,492   $ 58,283    $ 37,540
  Employer                -            -          -           -
                    173,983      111,492     58,283      37,540

Interest             33,198       21,549      4,998       2,291

Net appreciation
  in fair market
  value of
  investments        83,022       76,200     23,677      18,438

Total additions     290,203      209,241     86,958      58,269

DEDUCTIONS
Participants'
  withdrawals        (8,576)     (12,649)    (1,945)     (2,152)

Plan administrative
  expenses             (495)        (538)      (264)       (172)

Net transfers
  in (out)          183,719      260,221     14,840      43,592

Total (deductions)
  additions         174,648      247,034     12,631      41,268

Increase (decrease)
  in net assets
  available for
  plan benefits     464,851      456,275     99,589      99,537

Net assets
  available for
  plan benefits:

  Beginning of
    year            799,301      572,496    144,214      85,273

  End of year    $1,264,152   $1,028,771   $243,803    $184,810

       The accompanying notes are an integral part of these financial statements.

                                    R-5A2

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
      FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 (Continued)

                                  FUND INFORMATION
                               MASTER-       MASTER-      MASTER-
                                WORKS        WORKS        WORKS
                 TEMPLETON      ASSET        BOND         GROWTH
                 FOREIGN(I)   ALLOCATION     INDEX        STOCK
ADDITIONS
Contributions:
  Employee       $  107,829   $  842,439   $  366,152   $ 1,361,378
  Employer                -            -            -             -
                    107,829      842,439      366,152     1,361,378

Interest             22,316      912,462      354,087       141,884

Net appreciation
  in fair market
  value of
  investments        41,878      160,866     (275,271)      890,240

Total additions     172,023    1,915,767      444,968     2,393,502

DEDUCTIONS
Participants'
  withdrawals        52,037     (461,071)    (271,779)     (305,114)

Plan administrative
  expenses             (423)      (6,526)      (3,306)       (7,930)

Net transfers
  in (out)          214,919   (1,612,795)  (1,178,121)     (262,341)

Total (deductions)
  additions         266,533   (2,080,392)  (1,453,206)     (575,385)
Increase (decrease)
  in net assets
  available for
  plan benefits     438,556     (164,625)  (1,008,238)    1,818,117

Net assets
  available for
  plan benefits:

  Beginning of
    year            174,883    9,708,700    6,091,149     8,677,639

  End of year    $  613,439   $9,544,075   $5,082,911   $10,495,756

       The accompanying notes are an integral part of these financial statements.


                                    R-5A3

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
      FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 (Continued)

                                  FUND INFORMATION
                  MASTER-
                   WORKS        COOPER                  COOPER
                  S&P 500       COMMON     COOPER       CAMERON
                   STOCK        STOCK     DEBENTURE      STOCK
ADDITIONS
Contributions:
  Employee      $ 1,619,857   $        -  $        -   $      -
  Employer                -            -           -          -
                  1,619,857            -           -          -

Interest            516,544            -           -          -

Net appreciation
  in fair market
  value of
  investments     2,288,338      179,241     119,470     57,028

Total additions   4,424,739      179,241     119,470     57,028

DEDUCTIONS
Participants'
  withdrawals      (345,776)     (15,103)   (100,153)      (992)

Plan administrative
  expenses          (42,193)           -        (393)         -

Net transfers
  in (out)          453,783     (281,770)   (584,135)    (8,585)

Total (deductions)
  additions          65,814     (296,873)   (684,681)    (9,577)

Increase (decrease)
  in net assets
  available for
  plan benefits   4,490,553     (117,632)   (565,211)    47,451

Net assets
  available for
  plan benefits:

  Beginning of
    year         11,523,168    1,160,824   1,645,385     54,983

  End of year   $16,013,721   $1,043,192  $1,080,174   $102,434

       The accompanying notes are an integral part of these financial statements.

                                    R-5A4

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
       FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996 (Continued)


                       FUND INFORMATION
                      W-G        PARTICIPANT      W-G
                     STOCK          LOANS        TOTAL
ADDITIONS
Contributions:
  Employee        $   771,134    $        -    $ 7,511,553
  Employer          2,172,963             -      2,172,963
                    2,944,097             -      9,684,516

Interest                    -       211,658      3,387,860

Net appreciation
  in fair market
  value of
  investments       6,051,070             -      9,941,260

Total additions     8,995,167       211,658     23,013,636

DEDUCTIONS
Participants'
  withdrawals        (437,407)      (37,174)    (3,758,423)

Plan administrative
  expenses            (15,767)            -        (94,665)

Net transfers
  in (out)            388,395       473,492              -

Total (deductions)
  additions           (64,779)      436,318     (3,853,088)

Increase (decrease)
  in net assets
  available for
  plan benefits     8,930,388       647,976     19,160,548

Net assets
  available for
  plan benefits:

  Beginning of
    year            9,359,603     1,717,611     72,124,082

  End of year     $18,289,991    $2,365,587    $91,284,630

       The accompanying notes are an integral part of these financial statements.


                                    R-5A5

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
            FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995

                                  FUND INFORMATION
                              MASTERWORKS               MASTER-
                   AIM          INCOME       N&B        WORKS
                 CONSTEL-       ACCUMU-    GUARDIAN    LIFEPATH
                 LATION         LATION       TRUST       2000
ADDITIONS
Contributions:
  Employee       $  59,897    $ 1,330,346  $ 41,360    $  98,547
  Employer             351        183,619       879            -
  Rollovers              -              -         -            -
                    60,248      1,513,965    42,239       98,547

Interest            14,232      1,256,710     6,809       41,639

Net appreciation
  in fair market
  value of
  investments       35,554              -    36,256       70,925

Total additions    110,034      2,770,675    85,304      211,111

DEDUCTIONS
Participants'
  withdrawals         (448)    (2,403,422)        -        1,872

Plan administrative
  expenses            (421)       (18,317)     (261)        (264)

Net transfers
  in (out)         342,628       (304,293)  333,060      (73,463)

Total (deductions)
  additions        341,759     (2,726,032)  332,799      (71,855)

Increase (decrease)
  in net assets
  available for
  plan benefits    451,793         44,643   418,103      139,256

Net assets
  available for
  plan benefits:

  Beginning of
    year                 -     18,644,060          -     710,998

  End of year    $ 451,793    $18,688,703  $ 418,103   $ 850,254

        The accompanying notes are an integral part of these financial statements.

                                     R-5B1

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
      FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)

                                 FUND INFORMATION
                  MASTER-      MASTER-     MASTER-      MASTER-
                  WORKS        WORKS       WORKS        WORKS
                 LIFEPATH     LIFEPATH    LIFEPATH     LIFEPATH
                   2010         2020        2030         2040
ADDITIONS
Contributions:
  Employee       $117,207     $ 61,305    $ 25,551     $ 23,704
  Employer             22           61           9           10
  Rollovers             -            -           -            -
                  117,229       61,366      25,560       23,714

Interest           30,499       19,838       5,665        3,225

Net appreciation
  in fair market
  value of
  investments     101,154       71,265      26,147       14,732

Total additions   248,882      152,469      57,372       41,671

DEDUCTIONS
Participants'
  withdrawals       8,445        4,151      (9,053)       1,126

Plan administrative
  expenses           (359)        (392)       (206)        (106)

Net transfers
  in (out)        (14,989)     124,970       2,190      (13,907)

Total (deductions)
  additions        (6,903)     128,729      (7,069)     (12,887)

Increase (decrease)
  in net assets
  available for
  plan benefits   241,979      281,198      50,303       28,784

Net assets
  available for
  plan benefits:

  Beginning of
    year          557,322      291,298      93,911       56,489

  End of year    $799,301     $572,496    $144,214     $ 85,273

       The accompanying notes are an integral part of these financial statements.

                                    R-5B2

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
      FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)

                                  FUND INFORMATION
                                MASTER-      MASTER-     MASTER-
                                WORKS        WORKS       WORKS
                 TEMPLETON      ASSET        BOND        GROWTH
                 FOREIGN(I)   ALLOCATION     INDEX       STOCK
ADDITIONS
Contributions:
  Employee       $ 19,760     $  770,875   $   60,461   $  991,595
  Employer            230         24,103        4,905       29,052
  Rollover              -              -            -            -
                   19,990        794,978       65,366    1,020,647

Interest            7,111        329,353       63,152      938,290

Net appreciation
  in fair market
  value of
  investments         306      1,797,583       95,867    1,231,594

Total additions    27,407      2,921,914      224,385    3,190,531

DEDUCTIONS
Participants'
  withdrawals        (108)      (786,018)     (14,569)    (396,969)

Plan administrative
  expenses            (84)        (6,791)      (2,563)      (6,721)

Net transfers
  in (out)        147,668        (28,657)   5,883,896      408,246

Total (deductions)
  additions       147,476       (821,466)   5,866,764        4,556

Increase (decrease)
  in net assets
  available for
  plan benefits   174,883      2,100,448    6,091,149    3,195,087

Net assets
  available for
  plan benefits:

  Beginning of
    year                -      7,608,252            -    5,482,552

  End of year    $174,883     $9,708,700   $6,091,149   $8,677,639

        The accompanying notes are an integral part of these financial statements.

                                    R-5B3

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
      FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)

                                 FUND INFORMATION
                   MASTER-      MASTER-
                   WORKS        WORKS       COOPER
                  S&P 500      TREASURY     COMMON      COOPER
                   STOCK      ALLOCATION    STOCK      PREFERRED
ADDITIONS
Contributions:
  Employee      $ 1,131,323   $  344,520  $        -   $        -
  Employer           93,233       37,844           -            -
  Rollover          680,559            -      23,110       25,025
                  1,905,115      382,364      23,110       25,025

Interest            391,722      289,893           -            -

Net appreciation
  in fair market
  value of
  investments     2,561,920      458,128     139,048      321,058

Total additions   4,858,757    1,130,385     162,158      346,083

DEDUCTIONS
Participants'
  withdrawals      (535,938)    (426,184)    (61,723)     (55,134)

Plan administrative
  expenses          (37,089)      (2,465)        (21)        (849)

Net transfers
  in (out)         (722,829)  (7,028,821)   (336,395)    (415,258)

Total (deductions)
  additions      (1,295,856)  (7,457,470)   (398,139)    (471,241)

Increase (decrease)
  in net assets
  available for
  plan benefits   3,562,901   (6,327,085)   (235,981)    (125,158)

Net assets
  available for
  plan benefits:

  Beginning of
    year          7,960,267    6,327,085   1,396,805    1,770,543

  End of year   $11,523,168   $        -  $1,160,824   $1,645,385

       The accompanying notes are an integral part of these financial statements.
                                    R-5B4

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
      FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)

                           FUND INFORMATION
                  COOPER
                  CAMERON         W-G     PARTICIPANT
                   STOCK         STOCK       LOANS       TOTAL
ADDITIONS
Contributions:
  Employee        $      -    $  445,032  $        -   $ 5,521,483
  Employer               -       925,822           -     1,300,140
  Rollover               -       150,485      18,198       897,377
                         -     1,521,339      18,198     7,719,000

Interest                 -             -     150,171     3,548,309

Net appreciation
  in fair market
  value of
  investments       34,787     3,997,828           -    10,994,152

Total additions     34,787     5,519,167     168,369    22,261,461

DEDUCTIONS
Participants'
  withdrawals       (2,351)     (377,831)    (78,434)   (5,132,588)

Plan administrative
  expenses               -       (12,832)          -       (89,741)

Net transfers
  in (out)          22,547     1,488,781     184,626             -

Total (deductions)
  additions         20,196     1,098,118     106,192    (5,222,329)

Increase (decrease)
  in net assets
  available for
  plan benefits     54,983     6,617,285     274,561    17,039,132

Net assets
  available for
  plan benefits:

  Beginning of
    year                 -     2,742,318   1,443,050    55,084,950

  End of year     $ 54,983    $9,359,603  $1,717,611   $72,124,082

       The accompanying notes are an integral part of these financial statements.

                                    R-5B5

                Wyman-Gordon Company Savings/Investment Plan
                        NOTES TO FINANCIAL STATEMENTS



1.   PLAN DESCRIPTION

     The Wyman-Gordon Company Savings/Investment Plan ("the Plan") is a single employer defined contribution plan covering certain employees of Wyman-Gordon Company ("the Company"). The Plan was established on January 1, 1981 for the purpose of providing eligible employees with opportunities for (I) convenient and regular personal savings; (II) sharing in contributions by the Company out of its current and accumulated net profits; and (III) supplementing retirement benefits. The Plan is a contributory Plan which is funded by a trust arrangement with the Wyman-Gordon Savings/Investment Trust (the "Trust").

     ADMINISTRATION OF THE PLAN

     The Plan is administered jointly by a Plan Committee and a Plan Investment Committee, both of whose members are appointed by the Company's Chief Executive Officer.

     The Plan Committee is responsible for the promulgation and enforcement of necessary or appropriate rules and regulations for the administration of the Plan, the interpretation of the terms of the Plan, and the resolution of questions relating to an individual's participation in the Plan.

     ELIGIBILITY

          Wyman-Gordon Company ("the Company") has amended and restated the Wyman-Gordon Company Savings/Investment Plan ("the
     Plan"). The Company issued the Wyman-Gordon Company Savings/ Investment Plan, Plan and Trust Agreement, Second Complete
     Amendment and Restatement on December 20, 1994, generally effective April 1, 1992.

     As of January 1, 1996, all employees of the Company are eligible to participate in the Plan except any employee who is covered by a collective bargaining agreement which does not specifically call for his or her participation in this Plan. Participation can begin after a maximum of three months service. Prior to January 1, 1996, participation began after six months of service.

     FEDERAL INCOME TAXES

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 24, 1997, that the Plan and related Trust are designed in accordance with section 401 of the Internal Revenue Code (IRC). The letter includes the most recent amendments to the Plan. Accordingly, no provision for taxes is necessary since the Trust has been determined to be exempt from taxation under Section 501 of the IRC.

                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     EMPLOYEE CONTRIBUTIONS

     Upon becoming a Participant, an eligible employee may elect to reduce his or her compensation between 1% and 15% and have such amount contributed to the Plan by the employer as a pre-tax contribution. With regard to a participant who is a WGFI hourly employee, 20% is the maximum contribution. The election shall be made in advance as a whole percentage of their compensation. Additionally, an eligible employee may elect to make after-tax contributions to the Plan subject to the percentage limitations discussed above.

     In addition, in no event shall the contributions made by or on behalf of a Participant for a Plan year exceed certain limitations as required by the Employee Retirement Income Security Act of 1974 (ERISA). The Internal Revenue Code also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual Participant.

     COMPANY CONTRIBUTIONS

     Currently, the Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The first quarterly match occurred for the quarter beginning April 1, 1993 and ending June 30, 1993. The Wyman-Gordon stock match for the Company amounted to $2,172,963 and $803,826 in 1996 and 1995, respectively.

     The Company's wholly-owned subsidiary, Wyman-Gordon Investment Castings, Inc. (WGIC) prior to October 1, 1995, matched 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions were to be made based upon a Participant's contribution in excess of 15% of his or her pay. The maximum dollar match was limited to $270 per Participant for the Plan year. The total WGIC Company match for Plan year 1995 was $106,712.

     For employees covered by the Labor Agreement with the United
     Steelworkers of America, Local 2285, subject to the attainment performance goals for each quarter of the fiscal year, the Company shall make Stock Bonus Contributions on behalf of each Participant.





                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     COMPANY CONTRIBUTIONS, (Cont.)

     The Stock Bonus Contributions for each period shall be allocated among eligible Participants in an equal dollar amount, up to a maximum of $0.25 for each Hour Worked up to a maximum of 40 Hours Worked per week. The dollar amount shall be determined based on the percentage attainment of the pre-determined published quarterly performance goal. Such amount shall be zero if the percentage attainment of such goal is less than 90% and shall be 90% of the $0.25 (the maximum dollar amount) if the percentage attainment is equal to 90%. For each incremental percentage in excess of 90%, the dollar amount shall increase.

     The Employer shall make each period's Stock Bonus
     Contribution in cash or in Company Stock.

     If the Employer elects to make the period's Stock Bonus Contribution in Company Stock, the number of shares of Company Stock to be contributed will be determined by dividing the dollar amount of the Stock Bonus Contribution for the period by the average price of one share of Company Stock during the period.

     PARTICIPANT ACCOUNTS

     Each Participant's account is credited with the Participant's contribution and allocation of the Company's contribution, Plan earnings, and forfeitures of terminated Participants' nonvested accounts. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

     INVESTMENT FUNDS

     Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI, a subsidiary of the Company, were transferred to this Plan.
     The assets included Cooper Common Stock and Cooper Preferred Stock which were held in the Cooper Common Stock Fund and Cooper Preferred Stock Fund, respectively. A Participant's or Beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such Funds until such time as the Participant or Beneficiaries



                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     otherwise elects to invest such portion of his or her Accounts or the Administrator directs the liquidation of such Funds. The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by Participants or Beneficiaries, except to the extent a Participant or Beneficiary is permitted to exchange all or a portion of his or her investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

     On December 31, 1995, Barclay Global Investors, N.A. (BGI) acquired Wells Fargo Bank, N.A. As a result of the change in ownership, Wells Fargo Bank, N.A. became MasterWorks, a division of BGI and changed the name of its Funds from "Stagecoach" to "MasterWorks" Funds. LifePath Funds are part of the MasterWorks family of Mutual Funds sponsored and distributed by Stephens, Inc.

     During 1995, the Plan expanded its investment options to include the Wells Fargo Bond Index Fund, the AIM
     Constellation Fund, the Neuberger & Berman Guardian Trust
     Fund and the Templeton Foreign Fund while eliminating the U.S. Treasury Allocation Fund.

     Participants in the Plan have the following 17 investment funds available:

     The MasterWorks Asset Allocation Fund seeks to achieve superior long-term gains at reasonable risk by actively shifting investment among common stocks, U.S. Treasury bonds and money market instruments. The investment strategy of the Asset Allocation Fund focuses on the relative attractiveness of asset classes at given points in time. The Fund uses a computerized portfolio selection model to determine the optimum mix among stocks, bonds and money market instruments. There were 650 Participants in the MasterWorks Asset Allocation Fund at December 31, 1996.















                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     The MasterWorks Bond Index Fund seeks to approximate, as closely as practicable before fees and expenses, the total rate of return of the U.S. market for issued and outstanding U.S. Government and high-grade corporate bonds as measured by the Lehman Brothers Government/Corporate Bond Index (the LB Bond Index). The Fund seeks to achieve its investment objective by investing all of its assets in the Master Series, which has substantially the same investment objective as the Fund. The Master Series seeks to achieve its objective by investing substantially all of its assets in securities included in the LB Bond Index, which is composed of approximately 5,000 issues of fixed-income securities, including U.S. Government securities and investment grade corporate bonds, each with an outstanding market value of at least $25 million and remaining maturity of greater than one year. There were 465 Participants in the Bond Index Fund at December 31, 1996.

     The MasterWorks S&P 500 Stock Fund seeks to achieve the same total rate of return as the S&P 500 Index. The S&P 500 Stock Fund invests in the same stocks and in substantially the same percentages as the S&P 500 Index. The stocks included in the Fund represent those held by the Index itself and do not reflect subjective options concerning individual companies or industries. There were 1135 Participants in the S&P 500 Stock Fund at December 31, 1996.

     The MasterWorks Income Accumulation Fund invests in a mix of fixed-rate and variable-rate securities with strong credit ratings. The Fund diversifies its investments by limiting its holdings of any one issuer to 10% of the Fund assets at the time of purchase. This limitation does not apply to the U.S. Government or its agencies. Between 25% and 50% of the Fund is held in publicly traded instruments. There were 947 Participants in the Income Accumulation Fund at December 31, 1996.

     The MasterWorks Growth Stock Fund seeks to provide investors an above average rate of return as measured against the S&P 500 Index and against similar growth stock funds, through the active management of a diversified portfolio of growth oriented common stocks. The Fund will invest primarily in common stocks that are expected to generate above market rates of growth in revenues and earnings. There were 962 Participants in the Growth Stock Fund at December 31, 1996.






                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     The AIM Constellation Fund aggressively seeks to increases shareholders' capital by investing principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies. Management of the Fund will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings. There were 277 Participants in the AIM Constellation Fund at December 31, 1996.

     The Neuberger & Berman Guardian Trust is a growth and income fund that emphasizes investments in stocks of established, high-quality companies considered to be undervalued in comparison to stocks to similar companies. There were 156 Participants in the Neuberger & Berman Guardian Trust as of December 31, 1996.

     The Templeton Foreign Fund - Class I is long-term capital growth, which it seeks to achieve through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. There were 125 Participants in the Templeton Foreign Fund - Class I at December 31, 1996.

     MasterWorks LifePath Funds

     Each LifePath Fund seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement or for other purposes consistent with the quantitatively measured risk investors, on average, may be willing to accept given their investment time horizon.
     Specifically:

     LifePath 2000 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2000. There were 42 Participants in the LifePath 2000 Fund at December 31, 1996.

     LifePath 2010 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2010. There were 82 Participants in the LifePath 2010 Fund at December 31, 1996.

     LifePath 2020 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2020. There were 90 Participants in the LifePath 2020 Fund at December 31, 1996.




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     LifePath 2030 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2030. There were 58 Participants in the LifePath 2030 Fund at December 31, 1996.

     LifePath 2040 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2040. There were 48 Participants in the LifePath 2040 Fund at December 31, 1996.

     The Wyman-Gordon Stock Fund invests in the common stock of Wyman-Gordon Company. Amounts contributed to the Wyman-Gordon Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock.

     This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock. There were 2,493 Participants in the Wyman-Gordon Stock Fund at December 31, 1996.

     The Cooper Common Stock Fund invests in the common stock of Cooper Industries. Amounts contributed to the Cooper Common Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Cooper's common stock. There were 180 Participants in the Cooper Common Stock Fund at December 31, 1996.

     The Cooper Debenture Fund invests in convertible subordinate debentures of Cooper Industries. Amounts contributed to the Cooper Debenture Fund may be temporarily invested in other short-term investments pending the purchase of Company debentures. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Cooper's Debentures. There were 73 Participants in the Cooper Debenture Fund at December 31, 1996.











                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

     INVESTMENT FUNDS, (Cont.)

     The Cooper Cameron Common Stock Fund invests in the Common Stock of the Cooper Cameron Corporation ("Cameron"). Amounts contributed to the Cameron Common Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of Cameron Common Stock. There were 16 Participants in the Cooper Cameron Common Stock Fund at December 31, 1996.

     DISTRIBUTIONS OF BENEFITS

     A Participant (or his or her beneficiary in the case of his or her death) may elect to have his or her vested account balance paid to them following their termination of employment with the Company, by submitting a completed distribution election form to the Plan Administrator.

     A Participant who is a WGFI hourly employee shall be paid in the form of a single lump sum. Notwithstanding, if he or she is a WGFI hourly employee at the time he or she is required by law to commence distribution, or anytime thereafter, may instead elect to be paid annually in a lump sum an amount sufficient to comply with Code section 401(a)(9).

     A Participant, other than a Participant who is a Wyman-Gordon Forgings, Inc. Hourly Employee, may elect to be paid in any of these forms:

     (a)  a single lump sum, or

     (b) effective January 1, 1993, a portion paid in a lump sum, and the remainder paid later, or

     (c) periodic installments over a period not to exceed the life expectancy of the Participant and his or her Beneficiary.

     Distributions shall be made in cash, except to the extent a distribution consists of a repayment of any participant loan and with regard to a single sum payment, except to the extent a Participant elects payment in the form of whole shares of Company Stock, Cooper Common Stock and Cooper Preferred Stock and cash in lieu of fractional shares to the extent invested in the Company Stock Fund, Cooper Common Stock Fund and Cooper Preferred Stock Fund.




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     PLAN DESCRIPTION, (Cont.)

     VESTING

     A Participant shall be fully vested in these Accounts at all times:

          Pre-Tax Account
          Pre-Tax Goal Bonus Account
          Pre-Tax PFP Bonus Account
          After-Tax Account
          Rollover Account
          WGIC Match Account
          Directed Match Account
          Employer Account

     A Participant shall also be fully vested in his or her Company Stock Match Account if (1) his or her hire date is on or before April 1, 1993 and he or she was an Employee of the Company on April 1, 1993 or (2) he or she was employed by WGFI, a subsidiary of the Company, on May 27, 1994, and was previously employed by Cameron Forged Products Company.

     Notwithstanding, prior to the Effective Date, a Participant's Employer Account became vested in accordance with a vesting schedule then in effect.

     A Participant's entire Account shall become fully vested once he or she has attained his or her Normal Retirement Date as an Employee or upon his or her leaving the Employer due to his or her Disability or death.

     In addition to the vesting provided above, a Participant's Company Stock Match Account and Employer Matching Account shall become vested in accordance with the following schedules, unless (1) his or her hire date is on or before April 1, 1993 and he or she was an Employee of the Company on April 1, 1993 or (2) he or she was employed by WGFI, a subsidiary of the Company, on May 27, 1994, and was previously employed by Cameron Forged Products Company:

         COMPANY STOCK MATCH ACCOUNT "VESTING SCHEDULE"
     YEARS OF VESTING SERVICE         VESTED PERCENTAGE
       Less than 1                             0%
       1 but less than 2                      20%
       2 but less than 3                      40%
       3 but less than 4                      60%
       4 but less than 5                      80%
       5 or more                             100%




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     PLAN DESCRIPTION, (Cont.)

         EMPLOYER MATCHING ACCOUNT "VESTING SCHEDULE"
     YEARS OF VESTING SERVICE         VESTED PERCENTAGE
           Less than 5                         0%
           5 or more                         100%

     If this vesting schedule is changed, the vested percentage for each Participant shall not be less than his or her vested percentage determined as of the last day prior to this change, and for any Participant with at least three Years of Vesting Service when the schedule is changed, vesting shall be determined using the more favorable vesting schedule.

     WITHDRAWALS

     Withdrawals may only be made in accordance with the terms of
     the Plan.   Hardship withdrawals of tax deferred
     contributions and related earnings are subject to approval by the Plan Administrator based upon the Participant's financial need and are subject to IRS limitations.

     Withdrawal of after-tax contributions, rollover account withdrawals, withdrawals for Participants over age 59 1/2 and withdrawals for certain Company contributions are allowed for amounts up to the extent of Participant's account balance with certain restrictions.

     PLAN TRUSTEE AND CUSTODIAN

     The Plan's Trustee and Custodian of its funds is Barclays
     Global Investors.

     PARTICIPANT LOANS

     Participants may borrow, generally, up to the lesser of 50% of their total vested account balance in the Plan or $50,000 less the highest outstanding plan loan balance during the one-year period preceding the date of the new loan. The loans bear interest at market rates and are repaid in regular installments within five years. Early prepayment is allowed.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Plan in preparation of its financial statements. The financial statements are prepared in accordance with generally accepted accounting principles:




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Cont.)

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS

     The Plan's investments are stated at fair value. The fair value of investments is generally determined as follows:

     * Units of Barclays Global Investors N.A. collective investment funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the Funds' units occurs, at a minimum, on a monthly basis. Unit values are determined by dividing the value of the Funds' net assets by the number of units outstanding on the valuation date.

     * Stocks and mutual funds traded on security exchanges are valued at closing market prices on the valuation date.

     SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

     Security transactions are accounted for on the trade date. Interest income is accounted for on the daily accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is computed on an average cost basis.

     INVESTMENT INCOME

     Net investment income, as earned, is allocated to Participant accounts and reinvested. The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, net appreciation (depreciation) of the fair market value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Income from investments is recorded as earned on an accrual basis.

     PURCHASES AND REDEMPTIONS OF UNITS

     The value of participating units, upon admission to or withdrawal from the Funds, is based upon the market value of net assets held as of the valuation date. Upon purchase or redemption of units by a Participant, transaction costs incurred for the related security transactions are borne by that Participant.


                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Cont.)

     EXPENSES

     Account maintenance, transaction fees and expenses and investment fund management and maintenance fees are paid by the Plan and charged to the Participants accounts; all other fees are paid by the Company.

     RECLASSIFICATIONS

     Where appropriate, prior year amounts have been reclassified to permit comparison.


3.   PLAN LIABILITIES

     Barclays Global Investors uses a daily valuation method whereby all account activity and related transactions take place on the same day as the day of record. Therefore, all benefit payments to Participants or Plan expenses are paid from the various funds on a current basis and at December 31, 1996, there were no accrued liabilities for the Plan.

4.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                             1996        1995
     MasterWorks - Asset Allocation
     Fund (800,677 shares and
     826,272 shares)                     $ 9,544,075 $ 9,708,700

     MasterWorks - Growth Stock
     Fund (685,102 shares and
     626,092 shares                       10,495,756   8,677,639

     MasterWorks - S&P 500 Stock Fund
     (1,006,009 shares and 856,984
     shares)                              16,005,604  11,517,870

     MasterWorks - Bond Index Fund
     (535,607 shares and 613,409 shares)   5,082,911   6,091,149

     MasterWorks - Income
     Accumulation Fund (1,537,337 shares
     and 1,504,642 shares)                20,201,527  18,688,703

     Wyman-Gordon Stock Fund
     (561,043 shares and 451,718 shares)  18,289,991   9,359,603


                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)




5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are units of collective investment funds managed by the MasterWorks Division of Barclay Global Investors. Barclay Global Investors is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $94,665 for the year ended December 31, 1996.

6.   OTHER MATTERS

     During the years ended December 31, 1996 and 1995 there were no loans, fixed income obligations or leases in default or classified as uncollectible by the Plan.






































                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                    ADDITIONAL INFORMATION FOR ITEM 27(a)
        SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS AT DECEMBER 31, 1996


                      (b) DESCRIPTION
                      OF INVESTMENT
                      INCLUDING
                      MATURITY DATE,
(a) IDENTITY OF ISSUE RATE OF INTEREST,
BORROWERS, LESSOR, OR COLLATERAL PAR                    (d) CURRENT
SIMILAR PARTY         OR MATURITY VALUE     (c) COST       VALUE
Barclays Global       83,069 Shares
Investors             AIM Constellation
                      Fund                 $ 2,017,399  $ 2,098,316

Barclays Global       53,453 Shares
Investors             Neuberger & Berman
                      Guardian Trust Fund      766,645      848,304

Barclays Global       72,227 Shares
Investors             MasterWorks
                      LifePath 2000 Fund       762,737      783,667

Barclays Global       104,131 Shares
Investors             MasterWorks
                      LifePath 2010 Fund     1,203,923    1,264,152

Barclays Global       79,442 Shares
Investors             MasterWorks
                      LifePath 2020 Fund       979,155    1,028,771

Barclays Global       17,900 Shares
Investors             MasterWorks
                      LifePath 2030 Fund       223,815      243,803

Barclays Global       12,763 Shares
Investors             MasterWorks
                      LifePath 2040 Fund       170,061      184,810

Barclays Global       59,212 Shares
Investors             Templeton Foreign(I)     583,583      613,439

Barclays Global       800,677 Shares
Investors             MasterWorks Asset
                      Allocation Fund        8,576,803    9,544,075

Barclays Global       535,607 Shares
Investors             MasterWorks Bond
                      Index Fund             5,233,167    5,082,911




                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                    ADDITIONAL INFORMATION FOR ITEM 27(a)
        SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS AT DECEMBER 31, 1996 (Continued)



                      (b) DESCRIPTION
                      OF INVESTMENT
                      INCLUDING
                      MATURITY DATE,
(a) IDENTITY OF ISSUE RATE OF INTEREST,
BORROWERS, LESSOR, OR COLLATERAL PAR                   (d) CURRENT
SIMILAR PARTY         OR MATURITY VALUE    (c) COST        VALUE
Barclays Global       685,102 Shares
Investors             MasterWorks Growth
                      Stock Fund            9,253,764   10,495,756

Barclays Global       1,006,009 Shares
Investors             MasterWorks
                      S&P 500 Stock Fund   12,899,893   16,013,721

Barclays Global       1,537,337 Shares
Investors             MasterWorks Income
                      Accumulation Fund    20,201,528   20,201,528

Barclays Global       561,403 Shares
Investors             Wyman-Gordon
                      Stock Fund           12,769,983   18,289,991

Barclays Global       83,322 Shares
Investors             Cooper Common
                      Stock Fund              840,514    1,043,192

Barclays Global       86,901 Shares
Investors             Cooper Debenture
                      Stock Fund              920,523    1,080,174

Barclays Global       2,279 Shares
Investors             Cooper Cameron
                      Stock Fund               22,788      102,434

                                          $77,426,281  $88,919,044











                                    R-19A

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996



                (b)DESCRIPTION
                OF ASSETS
                (INCLUDE INTEREST
(a)IDENTITY OF  RATE AND MATURITY    (c)PURCHASE   (d)SELLING
PARTY INVOLVED  IN CASE OF A LOAN)      PRICE         PRICE

SERIES (iii) REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN
EXCESS OF 5% OF PLAN ASSETS:
Barclays        MasterWorks-Income   $15,773,143   $         -
Global          Accumulation Fund    $         -   $15,307,046
Investors       (114 Purchases,
                140 Sales)

Barclays        MasterWorks, Asset   $ 2,455,226   $         -
Global          Allocation Fund      $         -   $ 2,780,716
Investors       (135 Purchases,
                105 Sales)

Barclays        MasterWorks, Bond    $ 2,430,536   $         -
Global          Index Fund           $         -   $ 3,163,503
Investors       (125 Purchases,
                92 Sales)

Barclays        MasterWorks, Growth  $ 5,594,110   $         -
Global          Stock Fund           $         -   $ 4,666,233
Investors       (152 Purchases,
                98 Sales)

Barclays        MasterWorks, S&P 500 $ 9,654,974   $         -
Global          Stock Fund           $         -   $ 7,455,577
Investors       (144 Purchases,
                103 Sales)

Barclays        Wyman-Gordon Stock   $14,417,902   $         -
Global          Fund (160 Purchases, $         -   $11,538,585
Investors       93 Sales)











                                    R-20A

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996




                                      (h)CURRENT
           (f)EXPENSE                 VALUE OF ASSET
(e)LEASE   INCURRED WITH   (g)COST    ON TRANSACTION   (i)NET GAIN
  RENTAL   TRANSACTION     OF ASSET   DATE               OR (LOSS)

SERIES (iii) REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN
EXCESS OF 5% OF PLAN ASSETS:
$       -  $         -    $15,773,143   $15,773,143    $        -
$       -  $         -    $15,307,046   $15,307,046    $        -


$       -  $         -    $ 2,455,226   $ 2,455,226    $        -
$       -  $         -    $ 2,430,085   $ 2,780,716    $  350,631



$        - $         -    $ 2,430,536   $ 2,430,536    $        -
$        - $         -    $ 3,192,836   $ 3,163,503    $  (29,333)



$        - $         -    $ 5,594,110   $ 5,594,110    $        -
$        - $         -    $ 3,922,838   $ 4,666,233    $  743,395



$        - $         -    $ 9,654,974   $ 9,654,974    $        -
$        - $         -    $ 6,171,767   $ 7,455,577    $1,283,810


$        - $         -    $14,417,902   $14,417,902    $        -
$        - $         -    $ 7,534,150   $11,538,585    $4,004,435














                                   R-20A-1

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996




                (b)DESCRIPTION
                OF ASSETS
                (INCLUDE INTEREST
(a)IDENTITY OF  RATE AND MATURITY    (c)PURCHASE   (d)SELLING
PARTY INVOLVED  IN CASE OF A LOAN)      PRICE         PRICE

SERIES (i) REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS:
Barclay Global   MasterWorks         $6,254,581    $        -
Investors        Income
                 Accumulation
                 (1 Purchase)


































                                    R-20B

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                    ADDITIONAL INFORMATION FOR ITEM 27(d)
               SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1996 (Continued)





                                      (h)CURRENT
           (f)EXPENSE                 VALUE OF ASSET
(e)LEASE   INCURRED WITH   (g)COST    ON TRANSACTION   (i)NET GAIN
  RENTAL   TRANSACTION     OF ASSET   DATE               OR (LOSS)

SERIES (i) REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS:
$       -  $        -      $6,254,581   $6,254,581     $     -




































                                   R-20B-1